UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, May 2021

Commission File Number: 001-34661

Lianluo Smart Limited

(Translation of registrant’s name in English)

Room 1003B, 10th Floor, BeiKong Technology Building
No. 10 Baifuquan Road, Changping District
Beijing 102200, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 12, 2021, Lianluo Smart Limited (the “Company”) held a special shareholder meeting (the “Special Meeting”), at which the Company’s shareholders adopted the following resolutions:

(i)	the adoption of an agreement and plan of merger, dated as of October 23, 2020, and as it may be amended from time to time, by and among the Company, Newegg Inc., a Delaware corporation, or Newegg, and Lightning Delaware Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, or Merger Sub, pursuant to which Merger Sub will be merged with and into Newegg, with Newegg continuing as the surviving corporation and a wholly owned subsidiary of the Company was approved (the “Merger”);

(ii)	the adoption of the equity transfer agreement, dated as of October 23, 2020, and as it may be amended from time to time, among Beijing Fenjin Times Technology Development Co., Ltd., or the Purchaser, Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd., or Lianluo Connection, and the Company, pursuant to which the Company will sell all of its equity interests in Lianluo Connection, its wholly owned subsidiary, to the Purchaser immediately following completion of the merger was approved (the “Disposition”);

(iii)	the redesignation of all of the Company’s issued and unissued Class A common shares of par value of $0.021848 each and Class B common shares of par value of $0.021848 each into common shares of par value of $0.021848 each on a one to one basis, thus eliminating the Company’s dual class structure was approved (the “Redesignation”);

(iv)	the completion of the share combination of the Company’s issued and outstanding common shares by a ratio of not less than one-for-two and not more than one-for-fifty no later than June 30, 2021, with the exact ratio to be set at a whole number within this range, as determined by the Company’s board of directors in its sole discretion was approved (the “Share Combination”);

(v)	the increase in the number of common shares that the Company is authorized to issue to an unlimited number of common shares was approved (the “Share Increase”);

(vi)	the change of the name of the Company to “Newegg Commerce, Inc.” was approved (the “Name Change”);

(vii)	the amendment and restatement of the Company’s current amended and restated memorandum and articles of association to effect the redesignation proposal, the share combination proposal, the share increase proposal and the name change proposal, as well as certain other amendments described in the proxy statement/prospectus duly provided to all shareholders of the Company was approved (the “Charter Amendment”); and

(viii)	the approval of the adjournment of the Special Meeting to a later date if necessary to solicit additional proxies if there are not sufficient votes to approve the merger proposal, the disposition proposal, the redesignation proposal, the share combination proposal, the share increase proposal, the name change proposal or the charter amendment proposal at the time of the Special Meeting, or any adjournment or postponement thereof was approved (the “Adjournment”).

A total of 3,465,683 Class A common shares and 1,388,888 Class B common shares of the Company, were issued and outstanding as of the record date of March 26, 2021. A quorum consisting of 829,691 Class A common shares and 1,388,888 Class B common shares entitled to vote at the Special Meeting was present in person or by proxy at the Special Meeting. Each holder of Class A common shares is entitled to one vote per share and each holder of Class B common shares is entitled to ten votes per share.

The results of the votes were as follows:

	For		Against		Abstain
Resolutions	Votes	% of Votes Cast	Votes	% of Votes Cast	Votes	% of Votes Cast
Merger(1)	14,717,925	99.99	433	-	213	-
Disposition(2)	14,716,278	99.98	1,755	0.01	538	-
Redesignation(3)	14,710,215	99.94	2,987	0.02	5,369	0.04
Share Combination(4)	14,708,991	99.93	6,708	0.05	2,872	0.02
Share Increase(5)	14,669,840	99.67	47,034	0.32	1,697	0.01
Name Change(6)	14,717,496	99.99	242	-	833	0.01
Charter Amendment(7)	14,711,881	99.96	5,113	0.03	1,577	0.01
Adjournment	14,691,874	99.82	25,211	0.17	1,486	0.01

(1)	The Merger was also approved by approximately 99.92% of votes cast at the Special Meeting which are not beneficially owned by Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Hangzhou Lianluo”).

(2)	The Disposition was also approved by approximately 99.70% of votes cast at the Special Meeting which are not beneficially owned by Hangzhou Lianluo.

(3)	The Redesignation was also approved by approximately 98.92% of votes cast at the Special Meeting which are not beneficially owned by Hangzhou Lianluo and by 100% of the issued and outstanding Class B common shares entitled to vote and voting on this proposal at the Special Meeting.

(4)	The Share Combination was also approved by approximately 98.76% of votes cast at the Special Meeting which are not beneficially owned by Hangzhou Lianluo.

(5)	The Share Increase was also approved by approximately 93.68% of votes cast at the Special Meeting which are not beneficially owned by Hangzhou Lianluo.

(6)	The Name Change was also approved by approximately 99.86% of votes cast at the Special Meeting which are not beneficially owned by Hangzhou Lianluo.

(7)	The Charter Amendment was also approved by approximately 99.13% of votes cast at the Special Meeting which are not beneficially owned by Hangzhou Lianluo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

May 12, 2021	By:	/s/ Bin Lin
Bin Lin
Chief Executive Officer

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